SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

OAO TECHNOLOGY SOLUTIONS, INC.

(Name of Subject Company (Issuer))

OAO TECHNOLOGY SOLUTIONS, INC.

TERRAPIN PARTNERS HOLDING COMPANY LLC

TERRAPIN PARTNERS SUBSIDIARY LLC

TP MERGER SUB, INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

67082B 10 5

(CUSIP Number of Class of Securities)

David L. Rattner, Esq.

OAO Technology Solutions, Inc.

7500 Greenway Center Drive

16th Floor

Greenbelt, Maryland 20770

Telephone: (301) 486-0400

Facsimile: (301) 486-2332

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

William M. Rustum, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

Telephone: (212) 351-4000

Facsimile: (212) 351-4035

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$28,052,939	$2,270

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 8,905,695 shares of common stock, par value $0.01 per share, of OAO Technology Solutions, Inc. (“OAOT”), at a purchase price of $3.15 per share. Such number of shares represents (i) the sum of (x) the 17,533,459 shares issued and outstanding as of November 7, 2003 and (y) the 1,549,067 shares issuable upon the exercise of vested options to purchase shares of OAOT common stock with an exercise price less than $3.15 per share (“Vested ITM Options”), less (ii) the sum of (x) the 9,050,581 shares of common stock owned by TP HoldCo, its affiliates and the directors and executive officers of OAOT that will not, or have advised the Company that they do not presently intend to, tender shares pursuant to the Offer and (y) the 1,126,250 Vested ITM Options such persons hold that they will not, or presently do not intend to, tender.

**	The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003 equals 0.0000809 of the value of the transaction.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

      Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☒  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

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SCHEDULE TO

This combined Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (“Schedule TO”) is filed by OAO Technology Solutions, Inc., a Delaware corporation (“OAOT” or the “Company”), Terrapin Partners Holding Company LLC (“TP HoldCo”), Terrapin Partners Subsidiary LLC (“TP Sub”) and TP Merger Sub, Inc. (“MergerCo”). This Schedule TO relates to the offer to purchase by OAOT at a price of $3.15 net per share in cash, without interest, any and all outstanding shares of its common stock on the terms and subject to the conditions specified in the Offer to Purchase (the “Offer to Purchase”), dated November 13, 2003, and in the related Letters of Transmittal (which, together with any supplements or amendments, constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) hereto, respectively.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated November 5, 2003, among OAOT, TP HoldCo, TP Sub and MergerCo, which contemplates a merger of MergerCo into OAOT following the consummation of the Offer, on the terms and conditions described in the Offer to Purchase.

The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated by reference in answer to Items 1 through 9, 11 and 13 of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO.

Item 10.	Financial Statements.

The information set forth in the Offer to Purchase under the caption “The Offer —Certain Information Concerning the Company, TP HoldCo, TP Sub and MergerCo” is incorporated herein by reference. In addition, OAOT’s audited consolidated financial statements as of December 31, 2002 and 2001 are included in its Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the Commission on March 27, 2003, which is incorporated herein by reference. Further, OAOT’s unaudited consolidated financial statements for the nine-month periods ended September 30, 2003 and 2002 are included in OAOT’s Quarterly Report on Form 10-Q for the period ended September 30, 2003, as filed with the Commission on November 12, 2003, which is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated November 13, 2003.

(a)(1)(B)	Letter of Transmittal for Common Stock.

(a)(1)(C)	Letter of Transmittal for Stock Options.

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(a)(1)(D)	Notice of Guaranteed Delivery.

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(F)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(H)	Text of Press Release dated November 5, 2003, issued by the Company (incorporated herein by reference to Exhibit 99.1 of the Company’s Tender Offer Statement on Schedule TO filed with the Commission on November 6, 2003).

(b)(1)	Commitment Letter from Bank of America, N.A. dated August 14, 2003.

(b)(2)	Commitment Letter from Key Principal Partners Corp. dated November 6, 2003.

(c)(1)	Opinion of Raymond James & Associates, Inc. dated November 5, 2003.

(c)(2)	Presentation by Houlihan Lokey Howard and Zukin Financial Advisors, Inc. dated August 7, 2003.

(d)(1)	Agreement and Plan of Merger by and among the Company, Terrapin Partners Holding Company LLC, Terrapin Partners Subsidiary LLC and TP Merger Sub, Inc., dated as of November 5, 2003.

(d)(2)	Stockholders Agreement among the Company, Terrapin Partners Subsidiary LLC, and J.F. Lehman Equity Investors I, L.P., dated October 22, 2001 (incorporated by reference to Exhibit 7(b) to the Schedule 13D filed on November 1, 2001 by Terrapin Partners Holding Company LLC and the other filing persons named therein).

(d)(3)	Voting Agreement and Irrevocable Proxy among Cecile D. Barker, Terrapin Partners Holding Company LLC, Terrapin Partners Subsidiary LLC, dated as of October 22, 2001 (incorporated by reference to Exhibit 7(a) to the Schedule 13D filed on November 1, 2001 by Terrapin Partners Holding Company LLC and the other filing persons named therein).

(d)(4)	Transition Agreement and General and Special Release between the Company and Gregory A. Pratt, entered into on May 29, 2002 but effective as of April 19, 2002 (incorporated by reference to the Company’s Current Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Commission on August 14, 2002).

(d)(5)	Third Amended and Restated Term Note between the Company and Gregory A. Pratt, entered into on May 29, 2002 but effective as of July 14, 1999 (incorporated by reference to the Company’s Current Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Commission on August 14, 2002).

(d)(6)	Second Amended and Restated Pledge Agreement between the Company and Gregory A. Pratt, dated October 18, 2001 (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Commission on March 28, 2002).

(d)(7)	Professional Services Agreement between Cecile Barker and the Company, dated January 1, 2002 (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Commission on March 28, 2002).

(d)(8)	Management Agreement between J.F. Lehman & Company and the Company, dated as of January 1, 2002 (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Commission on March 28, 2002).

(d)(9)	Employment Agreement between J. Jeffrey Fox and the Company, dated October 22, 2001 (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Commission on March 28, 2002).

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(d)(10)	Employment Agreement between Charles A. Leader and the Company dated April 18, 2002 (incorporated by reference to the Company’s Current Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Commission on August 14, 2002).

(d)(11)	Employment Agreement between James Ungerleider and the Company, dated July 18, 2002 (incorporated by reference to the Company’s Current Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Commission on August 14, 2002).

(d)(12)	Employment Agreement between Zan F. Calhoun and the Company, dated June 23, 2003 (incorporated by reference to the Company’s Current Report on Form 10-Q for the quarter ended June 30, 2003, filed with the Commission on August 13, 2003).

(e)	Not applicable.

(f)	Section 262 of the Delaware General Corporate Law (included as Annex C to the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule TO).

(g)	None.

(h)	None.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2003

OAO TECHNOLOGY SOLUTIONS, INC.

By:	/S/ CHARLES A. LEADER
	Name:	Charles A. Leader
	Title:	President and Chief Executive Officer

TERRAPIN PARTNERS HOLDING COMPANY LLC

By:	/S/ LOUIS N. MINTZ
	Name:	Louis N. Mintz
	Title:	Authorized Person

TERRAPIN PARTNERS SUBSIDIARY LLC
By: Terrapin Partners Holding Company LLC, its Managing Member

By:	/S/ LOUIS N. MINTZ
	Name:	Louis N. Mintz
	Title:	Authorized Person

TP MERGER SUB, INC.

By:	/S/ LOUIS N. MINTZ
	Name:	Louis N. Mintz
	Title:	Vice President and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 13, 2003.

(a)(1)(B)	Letter of Transmittal for Common Stock.

(a)(1)(C)	Letter of Transmittal for Stock Options.

(a)(1)(D)	Notice of Guaranteed Delivery.

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(F)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(H)	Text of Press Release dated November 5, 2003, issued by the Company (incorporated herein by reference to Exhibit 99.1 of the Company’s Tender Offer Statement on Schedule TO filed with the Commission on November 6, 2003).

(b)(1)	Commitment Letter from Bank of America, N.A. dated August 14, 2003.

(b)(2)	Commitment Letter from Key Principal Partners Corp. dated November 6, 2003.

(c)(1)	Opinion of Raymond James & Associates, Inc. dated November 5, 2003.

(c)(2)	Presentation by Houlihan Lokey Howard and Zukin Financial Advisors, Inc. dated August 7, 2003.

(d)(1)	Agreement and Plan of Merger by and among the Company, Terrapin Partners Holding Company LLC, Terrapin Partners Subsidiary LLC and TP Merger Sub, Inc., dated as of November 5, 2003.

(d)(2)	Stockholders Agreement among the Company, Terrapin Partners Subsidiary LLC, and J.F. Lehman Equity Investors I, L.P., dated October 22, 2001 (incorporated by reference to Exhibit 7(b) to the Schedule 13D filed on November 1, 2001 by Terrapin Partners Holding Company LLC and the other filing persons named therein).

(d)(3)	Voting Agreement and Irrevocable Proxy among Cecile D. Barker, Terrapin Partners Holding Company LLC, Terrapin Partners Subsidiary LLC, dated as of October 22, 2001 (incorporated by reference to Exhibit 7(a) to the Schedule 13D filed on November 1, 2001 by Terrapin Partners Holding Company LLC and the other filing persons named therein).

(d)(4)	Transition Agreement and General and Special Release between the Company and Gregory A. Pratt, entered into on May 29, 2002 but effective as of April 19, 2002 (incorporated by reference to the Company’s Current Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Commission on August 14, 2002).

(d)(5)	Third Amended and Restated Term Note between the Company and Gregory A. Pratt, entered into on May 29, 2002 but effective as of July 14, 1999 (incorporated by reference to the Company’s Current Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Commission on August 14, 2002).

(d)(6)	Second Amended and Restated Pledge Agreement between the Company and Gregory A. Pratt, dated October 18, 2001 (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Commission on March 28, 2002).

(d)(7)	Professional Services Agreement between Cecile Barker and the Company, dated January 1, 2002 (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Commission on March 28, 2002).

(d)(8)	Management Agreement between J.F. Lehman & Company and the Company, dated as of January 1, 2002 (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Commission on March 28, 2002).

(d)(9)	Employment Agreement between J. Jeffrey Fox and the Company, dated October 22, 2001 (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Commission on March 28, 2002).

(d)(10)	Employment Agreement between Charles A. Leader and the Company dated April 18, 2002 (incorporated by reference to the Company’s Current Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Commission on August 14, 2002).

(d)(11)	Employment Agreement between James Ungerleider and the Company, dated July 18, 2002 (incorporated by reference to the Company’s Current Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Commission on August 14, 2002).

(d)(12)	Employment Agreement between Zan F. Calhoun and the Company, dated June 23, 2003 (incorporated by reference to the Company’s Current Report on Form 10-Q for the quarter ended June 30, 2003, filed with the Commission on August 13, 2003).

(e)	Not applicable.

(f)	Section 262 of the Delaware General Corporate Law (included as Annex C to the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule TO).

(g)	None.

(h)	None.